Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103 215.564.8000
www.stradley.com

J. Stephen Feinour, Jr.

(215) 564-8521

jfeinourjr@stradley.com

July 5, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-9303

Attention: Ms. Elisabeth Bentzinger

Mr. Jason Fox

Re:	Mutual Fund & Variable Insurance Trust (“Registrant”) File Nos. 033-11905; 811-05010

Dear Ms. Bentzinger and Mr. Fox:

On behalf of the Registrant, below are responses to the comments you provided to us telephonically with regard to Post-Effective Amendment No. 193 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) on June 13, 2019 (Accession No. 0001580642-19-002860) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), relating to the registration of the Rational Special Situations Income Fund (the “Fund”), a new series of the Registrant, and responding to previous comments provided by the SEC staff.

The Registrant intends to file an additional post-effective amendment to the Registration Statement relating to the registration of the Fund pursuant to 1933 Act Rule 485(a), which will reflect the changes to the Fund’s Prospectus and SAI made in response to your comments as described in this letter. In terms of timing, the Registrant is seeking to finalize the registration of the Fund as soon as is practicable so that it can complete the planned reorganization of the predecessor fund into the Fund and commence operation on Monday, July 15, 2019. The Registrant intends to file a request for acceleration along with the planned Rule 485(a) amendment, so we are hopeful that you will be able to review this response letter and the

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predecessor fund’s updated financial statements in a manner that will facilitate the desired timeframe.

Below we have provided your comments (in bold) and the Registrant’s response to each comment. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Registration Statement.

DISCLOSURE COMMENTS

General

1.	Comment: Please update EDGAR with the ticker symbols for the Fund once assigned.

Response:	The Registrant will update EDGAR as requested.

2.	Comment: In response to the staff’s prior comment, the Registrant indicated that it does not believe the inclusion of “special situations” in the Fund’s name requires the Fund to adopt an 80% investment policy under Rule 35d-1 of the 1940 Act to invest in special situations investments. The staff continues to believe that such a policy is required and requests that the Fund adopt such policy or, in the alternative, change its name.

Response:	The Registrant notes that in response to the staff’s prior comment, the Fund’s prospectus was revised to provide additional disclosure regarding the term “special situations” as used within the investment strategy discussion. The Registrant notes that the term “special situations” in the Fund’s name refers to the Fund’s investment strategy pursuant to which the Sub-Advisor seeks to identify inefficiencies and technical or structural flaws in the underlying legal and technical structures of certain debt issuances, which provide opportunities for capital appreciation. The Registrant maintains that Rule 35d-1 does not apply to the term “special situations,” as the term refers to the investment strategy of the Fund and is not a type of investment. The Registrant further maintains that the use of the term within the Fund’s name is not materially deceptive or misleading and therefore does not violate Section 35(d) of the 1940 Act.

Prospectus

Fee Table, page 2

3.	Comment: In the last sentence of footnote 4 to the fee table, please revise the disclosure to make clear that for purposes of determining whether a recoupment can be achieved, the Fund will consider that the expense ratio, after taking into account any recoupment of expenses previously waived or reimbursed (e.g., net of recoupment), does not exceed the expense limit in effect at the time fees were waived or expenses paid or the expense limit in place at the time of the recoupment.

Response:	The last sentence of the Fund’s footnote 4 disclosure has been revised in response to the comment as follows: “Under certain conditions, the Advisor may recoup management fees that it waived or Fund expenses that it paid under this agreement for a period of three years after the fees were waived or expenses paid, if the recoupment can be achieved without causing the expense ratio of the share class (after the recoupment is taken into account) to exceed (i) the expense limit in effect at the time the fees were waived or expenses paid, or (ii) the expense limit in place at the time of the recoupment.” (emphasis supplied)

Principal Investment Strategies, pages 3-4

4.	Comment: The first sentence of the third paragraph under “Principal Investment Strategies” states that the Fund may invest in distressed debt securities. Please describe in further detail what distressed debt securities are.

Response:	The Registrant has revised the disclosure to reflect that the loans and assets underlying the mortgage- and asset-backed securities in which the Fund invests may include distressed loans and assets (i.e., loans and assets that are in default or likely to default). However, as the Registrant noted in its previous response, the mortgage- and asset-backed securities may not be considered distressed even if collateralized by underlying distressed loans and assets.

Principal Investment Risks, pages 4-10

5.	Comment: The staff reiterates its prior comment to provide principal risk disclosure in the summary prospectus in order of relevance/importance and not in alphabetical order.

Response:	The principal risk disclosure in the summary prospectus has been revised accordingly.

Performance, pages 10-11

6.	Comment: In response to the staff’s prior comment, the Registrant indicated supplementally that the predecessor fund’s investment adviser has not, and does not, manage other funds materially equivalent to the predecessor fund. Please confirm that “funds” in the Registrant’s initial response refers to private funds.

Response:	The Registrant confirms that the predecessor fund’s investment adviser has not, and does not, manage other private funds materially equivalent to the predecessor fund.

7.	Comment: In the second paragraph under “Performance,” please clarify which Fund share class expenses were used to calculate the adjusted predecessor fund performance presented in the bar chart.

Response:	In the prior filing, the predecessor fund performance presented in the bar chart had been adjusted to reflect the estimated expenses of the Fund’s Institutional Shares. However, the Registrant will now present the predecessor fund’s historical performance net of the predecessor fund’s actual fees and expenses, instead of presenting the predecessor fund’s gross performance adjusted to reflect the Fund’s estimated expenses. The Registrant has determined to use this approach because: 1) the historical predecessor fund performance reflects the actual performance of the predecessor fund based on the actual predecessor fund fees and expenses, whereas the Fund’s expense ratios are estimated and hypothetical; 2) it would reduce complexity by avoiding the need to recalculate predecessor fund performance based on estimated (not actual) Fund expenses; and 3) it would reduce investor confusion as the adjusted performance would be inconsistent with the predecessor fund’s audited financial statements and performance as presented on various reporting platforms. The Registrant has revised the lead-in to the performance bar chart and table accordingly to reflect this change, including adding disclosure that if the Fund’s expenses had been applied, the performance would have been lower. The Class A and Class C performance information in the table will be based on the predecessor fund performance, as adjusted to include any applicable sales loads and distribution (12b-1) fees for the applicable class of shares. Appropriate disclosure regarding the performance information is provided.

Additional Information about the Fund’s Investment Strategies and Related Risks, pages 11-38

8.	Comment: The example provided for duration has been removed from the discussion of the Fund’s investment strategies. Please confirm this revision was deliberate.

Response:	The Registrant has restored the deleted language regarding duration, which deletion was inadvertent.

9.	Comment: The staff reiterates its prior comment regarding the risk chart preceding the discussion of the Fund’s risks, which designates each listed risk as principal or non-principal. Please confirm that the Fund is exposed to each listed risk, even those risks designated as non-principal. If the Fund does not have any exposure to a risk, the Fund may identify such risk as not applicable.

Response:	The Registrant has revised the risk chart in response to the SEC staff’s comment, and confirms that the Fund may be exposed to each remaining listed risk, although many disclosed risks are non-principal.

Advisory and Sub-Advisory Services, pages 57-58

10.	Comment: Please review the discussion of the contractual fee waiver arrangement on page 58 for consistency with the language in footnote 4 to the Fund’s fee table (see Comment 3 above). We note also that two paragraphs in this section appear to discuss the same information regarding the fee waiver arrangement – please review this section for redundancy.

Response:	The Registrant has revised the discussion of the contractual fee waiver arrangement as requested.

Statement of Additional Information (“SAI”)

11.	Comment: We note that the Fund has adopted a policy to concentrate in private mortgage-backed securities. Please add corresponding disclosure regarding the Fund’s concentration policy to the prospectus per the requirements of Form N-1A.

Response:	The prospectus has been updated accordingly.

12.	Comment: In response to the staff’s prior comment, the Registrant indicated it would not treat asset-backed securities as an industry or group of industries for purposes of its concentration policy. It is the staff’s position that these types of securities should not be categorically excluded from a fund’s concentration policy. Please discuss how the Fund intends to treat asset-backed securities for concentration purposes.

Response:	For purposes of the Fund’s concentration policy, the Fund will associate, to the extent practicable, each asset-backed security held by the Fund (excluding private mortgage-backed securities, in which the Fund has a policy to concentrate) with a particular “industry” associated with the type(s) of assets that collateralize the asset-backed security, as determined by the Sub-Advisor. However, to the extent that such a security is backed by a pool of loans issued to companies in a wide variety of industries unrelated to each other (as is commonly the case for collateralized debt obligations and collateralized loan obligations), it would not be practicable for the Fund to look through to the industry classification of each company that has been issued a loan within the pool, and the Fund believes it is reasonable not to classify such securities as relating to a particular industry or group of industries. In sum, the Fund generally intends to look through asset-backed securities for purposes of the concentration analysis.

13. Comment:	Please revise the expiration date of the fee waiver agreement on page 42 for consistency with the prospectus disclosure.

Response: The Registrant has revised the disclosure as requested.

14. Comment:	Please confirm that the Fund’s dividends and distributions policy has changed from “annually” to “monthly.”

Response:	The Registrant has revised the disclosure to clarify that the Fund intends to declare and distribute dividends from net investment income monthly and declare and distribute net realized capital gains annually.

15.	Comment: Please ensure that the sub-adviser’s proxy voting guidelines, attached as Appendix B to the SAI, are consistent with SEC guidance on proxy voting by investment advisers (SEC Release No. IA-2106 (Mar. 10, 2003)).

Response:	The Sub-Advisor has reviewed and revised its proxy voting guidelines in response to the Staff’s comment. The Registrant will attach the revised guidelines as an appendix to the SAI in the Rule 485(a) amendment.

16.	Comment: The dates of the exhibits labeled (m)(2) and (n)(2) do not match their corresponding description in the Part C. Please review for consistency.

Response: The Part C has been revised to reflect the correct dates.

17.	Comment: Please file updated powers of attorney that are consistent with the requirements of Rule 483(b) of the 1933 Act.

Response:	The Rule 485(a) amendment being filed in connection with the Registrant’s responses to these SEC comments will be executed and filed without the need to rely on the powers of attorney referenced in this comment. However, the Registrant will file updated powers of attorney as requested by the SEC staff in a subsequent post-effective amendment.

ACCOUNTING COMMENTS

1.	Comment: Please present the predecessor fund’s schedules of investments for the fiscal years ended 2017 and 2018 in compliance with Regulation S-X.

Response:	The predecessor fund’s auditor has prepared updated predecessor fund audited financial statements, which include schedules of investments that comply with Regulation S-X. The updated predecessor fund audited financial statements are attached hereto, and will be included in the Rule 485(a) amendment.

2.	Comment: The staff notes that the predecessor fund’s financial statements indicate that 100% of the predecessor fund’s portfolio for 2017 and 2018 were classified as Level 3 valuations. The Registrant’s response to the staff’s prior comment provides: “Although securities in the predecessor fund's portfolio have been conservatively classified as Level 3 for fair valuation and financial statement reporting purposes, the investments will be valued using both Level 2 and Level 3 inputs and the Registrant does not anticipate any difficulties with the ongoing fair value determination or liquidity of the portfolio.” Please provide additional detail as to how a portion of the Fund’s portfolio will be classified as Level 2 valuations when the predecessor fund previously classified the entire portfolio as Level 3 valuations. Additionally, please provide a list of the predecessor fund’s portfolio securities and related CUSIPs so that the staff may review the portfolio.

Response:	In the updated predecessor fund audited financial statements, the majority of the predecessor fund’s portfolio securities have been reclassified as Level 2 securities, based on the fact that their valuations are based on observable inputs. In total, about $14,700,000 of the portfolio holdings are classified as Level 2, reflecting approximately 54% of the portfolio’s value. It should be noted that, at year end, a substantial portion of the portfolio was in securities where the values were impacted by litigation events, which had, in the Sub-Advisor’s opinion, a material effect on the value of those securities. Subsequent to year end, the pricing vendors adjusted to account for the litigation effect based on observations of trades in the market. These securities, combined with the redeemed security noted below, made up about $8,400,000 or 31% of the portfolio. Also, the Registrant confirms that the Fund’s pricing vendor has evaluated the portfolio and is able to provide daily valuations for all but three of the Fund’s portfolio holdings. The Registrant (through its agents) has requested and received confirmation that the pricing vendor will begin providing daily prices for two of those securities (which are classified as Level 2 and the Registrant estimates are valued at $525,000 or 2% of the portfolio), while the third portfolio holding was fair valued at 4/30/2019, but has since been redeemed by the issuer. A list of the predecessor fund’s portfolio holdings (with CUSIPs) is attached as requested. Please note that the portfolio holdings information provided also indicates the security’s liquidity classification as determined by the Fund’s liquidity classification vendor.

Please direct any questions or comments relating to this filing to me at the above-referenced telephone number.

Very truly yours,

/s/ J. Stephen Feinour, Jr

J. Stephen Feinour, Jr.

CUSIP	DESCRIPTION	QUANTITY	MARKET VALUE	Liquidity		Count	Assets	% Assets
00105HDQ6	AFC MTG LOAN ABC 1998-3 SER 1998-3 CL 1A-2 RATE 02.7243% MATURES 09/22/28 (Cusip:00105HDQ6)	18,866,810.00	103,526.73	High Liquidity	High Liquidity	106	$36,401,656	92%
007036TA4	ADJUSTABLE RATE MTG 2005-10 SER 2005-10 CL 1-A-1 RATE 04.4297% MATURES 01/25/36 (Cusip:007036TA4)	19,319,725.00	340,242.83	High Liquidity	Illiquid	1	$2,937,500	7%
007036TP1	ADJUSTABLE RATE MTG 2005-10 SER 2005-10 CL 6-A-1 RATE 02.9443% MATURES 01/25/36 (Cusip:007036TP1)	19,334,356.00	372,588.57	High Liquidity	Not Classified by ICE	1	$229,037	1%
00764MDY0	ABS 2004-6 M2 DUE 03/25/35 03.4297	18,732,614.00	127,125.00	High Liquidity
02660TAF0	AMERICAN HOME MTG 2004-1 SER 2004-1 CL I-M-1 RATE 03.3043% MATURES 04/25/44 (Cusip:02660TAF0)	21,521,437.00	90,366.10	High Liquidity	Holdings and analysis as of 4/30/2019.
02660TCU5	AMERICAN HOME MTG 2004-4 SER 2004-4 CL VII-A RATE 02.6043% MATURES 09/25/30 (Cusip:02660TCU5)	8,107,934.00	150,522.63	High Liquidity	Pricing and liquidity provided by ICE.
02660TED1	AMERICAN HOME MTG 2005-1 SER 2005-1 CL VII-A2 RATE 04.2201% MATURES 06/25/45 (Cusip:02660TED1)	21,450,138.00	228,401.81	High Liquidity
02660TFM0	AMERICAN HOME MTG 2005-2 SER 2005-2 CL V-A-4D RATE 05.3280% MATURES 09/25/35 (Cusip:02660TFM0)	21,412,287.00	300,733.51	High Liquidity
02660YAT9	AHM 2006-2 III-A1 DUE 06/25/36 02.6243	19,835,018.00	212,499.19	High Liquidity
04544TAB7	ABSHE 2007-HE2 A2 DUE 05/25/37 02.5097	20,102,999.00	265,972.94	High Liquidity
058521AJ4	BALLA 2006-1 A-3 DUE 05/02/36 00.0000	8,347,603.00	2,937,500.00	Illiquid
05946XXW8	BANC OF AMERICA FUND CO SER 2005-E CL 8-A-1 RATE 02.5250% MATURES 06/20/35 (Cusip:05946XXW8)	20,198,151.00	411,406.80	High Liquidity
05948JAF9	BANC AMER MTG 2008 A TR SER 2002-L CL 2-A-1 RATE 04.9964% MATURES 12/25/32 (Cusip:05948JAF9)	20,806,039.00	41,144.94	High Liquidity
07386HQ38	BEAR STEARNS ALT-A 2006-3 SER 2006-3 CL III3A1 RATE 04.4845% MATURES 05/25/36 (Cusip:07386HQ38)	19,769,543.00	304,330.40	High Liquidity
073888AN9	BEAR STEARNS SER 2006-SD3 CL II-1A1 RATE 04.3657% MATURES 07/25/36 (Cusip:073888AN9)	21,259,691.00	399,844.45	High Liquidity
07389KAA9	BSAAT SER 2007-1 CL I-A-1 RATE 00.0000% MATURES 09/25/47 (Cusip:07389KAA9)	21,688,421.00	83,940.92	High Liquidity
07389NAE5	BEAR STEARNS ABS TR SER 2006-SD4 CL 3A-1 RATE 03.4616% MATURES 10/25/36 (Cusip:07389NAE5)	19,071,976.00	216,242.92	High Liquidity
07389QAN8	BEAR STEARNS ASSET BKD SEC TR SER 2007-SD1 CL II-2A1 RATE 03.5655% MATURES 10/25/36 (Cusip:07389QAN8)	18,453,565.00	92,781.35	High Liquidity
073914WA7	BEAR STEARNS MTG SECS 1997-6 SER 1997-6 CL B-2 RATE 06.2847% MATURES 03/25/31 (Cusip:073914WA7)	33,761,840.00	169,922.25	High Liquidity
07820QBN4	BELLA VISTA CALIF SER 2005-1 CL II-A RATE 02.9436% MATURES 02/22/35 (Cusip:07820QBN4)	18,430,247.00	246,100.30	High Liquidity
12498NAD5	CRD BASED ASSET SERVICING&SEC SER 2006-CB2 CL AF-4 RATE 03.4260% MATURES 12/25/36 (Cusip:12498NAD5)	19,003,708.00	424,170.52	High Liquidity
12566QAA1	CITIMORTGAGE ALTERNATIVE LN TRSER 2007-A1 CL IA-1 RATE 06.0000% MATURES 01/25/37 (Cusip:12566QAA1)	19,366,239.00	59,654.05	High Liquidity
12666TAC0	CWL SER 2006-11 CL 1-AF-3 RATE 04.2542% MATURES 12/25/31 (Cusip:12666TAC0)	18,783,370.00	69,615.44	High Liquidity
126673HC9	CWABS REVOLVING HEQ 2004-J SER 2004-J CL 2-A RATE 02.6842% MATURES 12/15/33 (Cusip:126673HC9)	21,677,277.00	163,021.17	High Liquidity
12667GRW5	CWALT INC 2005-17 SER 2005-17 CL 1-A-2 RATE 02.9643% MATURES 07/25/35 (Cusip:12667GRW5)	18,587,918.00	142,410.63	High Liquidity
12668FAA2	CWHEL SER 2006-I CL 1-A RATE 02.5342% MATURES 01/15/37 (Cusip:12668FAA2)	19,400,329.00	152,118.49	High Liquidity
12669GJZ5	COUNTRYWIDE HOME LOANS SER 2004-25 CL 1-A-2 RATE 03.1843% MATURES 02/25/35 (Cusip:12669GJZ5)	19,830,357.00	8,883.84	High Liquidity
12669GNQ0	COUNTRYWIDE HOME LOANS SER 2005-7 CL 2-A-2 RATE 03.1243% MATURES 03/25/35 (Cusip:12669GNQ0)	19,756,184.00	8,550.44	High Liquidity
12669GUS8	COUNTRYWIDE HOME LOANS SER 2005-11 CL 4-A-2 RATE 03.0443% MATURES 04/25/35 (Cusip:12669GUS8)	20,388,422.00	13,841.03	High Liquidity
152314KS8	CENTE 2004-C M-2 DUE 06/25/34 03.1993	18,902,050.00	295,889.40	High Liquidity
152314LN8	CENTE 2004-D MF-2 DUE 09/25/34 05.5600	18,892,397.00	484,791.01	High Liquidity
21075WGB5	CONTI 1997-4 B DUE 10/15/28 07.3300 AS OF 06/15/19	21,400,705.00	257,571.85	High Liquidity
22541NTG4	CSFB MTG PTC 2002-AR31 SER 2002-AR31 CL C-B-1 RATE 04.7090% MATURES 11/25/32 (Cusip:22541NTG4)	21,676,071.00	124,998.18	High Liquidity
22541Q5X6	CSFB SER 2004-1 CL B RATE 04.9043% MATURES 06/25/34 (Cusip:22541Q5X6)	20,191,826.00	308,185.96	High Liquidity
23242EAC3	CWL SER 2006-13 CL 1-AF-3 RATE 04.3175% MATURES 05/25/33 (Cusip:23242EAC3)	18,666,882.00	62,751.25	High Liquidity
23243NAJ7	CWHEQ HEQ LN TR 2006-S4 SER 2006-S4 CL A-6 RATE 05.8340% MATURES 07/25/34 (Cusip:23243NAJ7)	19,438,545.00	699,266.32	High Liquidity
23332UAC8	DSLA MORTGAGE LOAN TRUST SER 2004-AR1 CL A-2A RATE 03.2102% MATURES 09/19/44 (Cusip:23332UAC8)	19,327,058.00	160,986.67	High Liquidity
24763LAE0	DELTA FDG HM EQUITY LN TR SER 1995-2 CL A-5 RATE 07.1000% MATURES 01/25/27 (Cusip:24763LAE0)	18,261,087.00	140,226.10	High Liquidity
251511AC5	DEUTSCHE ALT-B SECS MTG LN TR SER 2006-AB2 CL A-3 RATE 05.2565% MATURES 06/25/36 (Cusip:251511AC5)	18,539,548.00	606,507.39	High Liquidity
251563CQ3	DEUTSCHE MORTGAGE SEC INC SER 2004-1 CL B-2 RATE 05.5000% MATURES 09/25/33 (Cusip:251563CQ3)	18,560,686.00	108,657.26	High Liquidity
294751EK4	EQUITY ONE ABS INC SER 2004-2 CL M-1 RATE 04.7793% MATURES 07/25/34 (Cusip:294751EK4)	20,114,068.00	521,752.49	High Liquidity
32051DCV2	FIRST HORIZON MTG TR 2000-H SER 2000-H CL IV-B-2 RATE 04.7330% MATURES 05/25/30 (Cusip:32051DCV2)	18,812,841.00	103,111.24	High Liquidity
32051GGD1	FIRST HORIZON ALT MTG 2005-AA1SER 2005-AA1 CL I-A-1 RATE 04.1195% MATURES 03/25/35 (Cusip:32051GGD1)	19,651,789.00	107,274.69	High Liquidity
35729PHN3	FREMONT HOME LOAN TR SER 2005-A CL M3 RATE 03.1393% MATURES 01/25/35 (Cusip:35729PHN3)	19,545,136.00	62,445.00	High Liquidity
361856ED5	GMACM HEQ LN TR 2005-HE1 SER 2005-HE1 CL A1VPRN RATE 02.9043% MATURES 08/25/35 (Cusip:361856ED5)	21,154,967.00	352,630.99	High Liquidity
38378K3V9	GNR 2013-141 IA RATE 00.2630% MATURES 06/16/40 (Cusip:38378K3V9)	34,934,437.00	534,017.18	High Liquidity
38378KDF3	GNR 2013-43 IO RATE 00.4479% MATURES 08/16/48 (Cusip:38378KDF3)	34,934,126.00	362,455.20	High Liquidity
395383BK7	GREENPOINT CREDIT MHC 2001-2 SER 2001-2 CL I-A-2 RATE 05.9510% MATURES 02/20/32 (Cusip:395383BK7)	20,349,504.00	2,541,975.00	High Liquidity
39538WBQ0	GREENPOINT MRTG FDG TR SER 2005-AR4 CL I-A-1 RATE 02.9243% MATURES 10/25/45 (Cusip:39538WBQ0)	18,407,635.00	1,161,326.12	High Liquidity
39538WBZ0	GREENPOINT MRTG FDG TR SER 2005-AR4 CL GIVA1B RATE 02.6043% MATURES 10/25/45 (Cusip:39538WBZ0)	18,410,501.00	774,503.36	High Liquidity
39538WEK0	GREENPOINT MRTG FDG TR SER 2005-AR5 CL III-A1 RATE 02.9643% MATURES 11/25/45 (Cusip:39538WEK0)	18,366,654.00	368,309.58	High Liquidity
39538WHF8	GREENPOINT MRTG FDG TR SER 2006-AR3 CL IV-A-1 RATE 02.6143% MATURES 04/25/36 (Cusip:39538WHF8)	18,345,071.00	135,451.23	High Liquidity
41161PLE1	HARBORVIEW MORTGAGE LOAN TRUSTSER 2005-1 CL 2-A1B RATE 03.0502% MATURES 03/19/35 (Cusip:41161PLE1)	21,626,056.00	12,782.43	High Liquidity
41161PQU0	HARBORVIEW MORTGAGE LOAN TRUSTSER 2005-8 CL 1-A2A RATE 03.1006% MATURES 09/19/35 (Cusip:41161PQU0)	21,633,926.00	57,632.81	High Liquidity
41161PWT6	HARBORVIEW MORTGAGE LOAN TRUSTSER 2005-14 CL 2-A-1A RATE 05.0108% MATURES 12/19/35 (Cusip:41161PWT6)	21,684,186.00	1,029,164.29	High Liquidity
43710ABB3	HOME EQUITY MORTGAGE TRUST SER 2007-1 CL A-1 RATE 02.7443% MATURES 05/25/37 (Cusip:43710ABB3)	18,528,381.00	36,491.46	High Liquidity
45254NFJ1	IMPAC CMB TRUST SER 2003-8 CL 2-M-2 RATE 05.0293% MATURES 10/25/33 (Cusip:45254NFJ1)	25,345,075.00	86,969.75	High Liquidity
45254NFK8	IMPAC CMB TRUST SER 2003-8 CL 2-B-1 RATE 06.9043% MATURES 10/25/33 (Cusip:45254NFK8)	25,345,076.00	164,863.04	High Liquidity
45254NGG6	IMPAC CMB TRUST SER 2003-11 CL 2-B-1 RATE 06.9043% MATURES 10/25/33 (Cusip:45254NGG6)	18,451,884.00	128,575.97	High Liquidity
45660LY86	INDYMAC INDA 2005-AR2 SER 2005-AR2 CL 2-A-1 RATE 04.5557% MATURES 01/25/36 (Cusip:45660LY86)	19,716,536.00	151,719.06	High Liquidity
525229BD1	LEH 2006-10N 2-A1 DUE 05/25/36 02.5243 AS OF 06/18/19 TRADE DATE: 06/14/2019	21,671,567.00	152,841.52	High Liquidity
52522HAL6	LEHMAN XS TRUST SER 2006-8 CL 3-A3 RATE 05.3543% MATURES 06/25/36 (Cusip:52522HAL6)	21,258,396.00	488,862.65	High Liquidity
525248AY6	LEHMAN XS TRUST SER 2007-5H CL 3-A4 RATE 03.3274% MATURES 05/25/37 (Cusip:525248AY6)	20,499,297.00	315,497.90	High Liquidity
55027WAA0	LUMINENT MORTGAGE TRUST SER 2007-2 CL II-A-1 RATE 02.6343% MATURES 05/25/37 (Cusip:55027WAA0)	20,182,686.00	945,926.71	High Liquidity
55275NAA9	MASTR ADJUSTABLE RATE MORTG TRSER 2006-OA2 CL 1-A-1 RATE 00.0000% MATURES 12/25/46 (Cusip:55275NAA9)	12,791,914.00	1,287,333.36	High Liquidity
55275NAM3	MASTR ADJUSTABLE RATE MORTG TRSER 2006-OA2 CL 4-A-1A RATE 03.3316% MATURES 12/25/46 (Cusip:55275NAM3)	12,791,920.00	1,727,018.59	High Liquidity
55275NAN1	MASTR ADJUSTABLE RATE MORTG TRSER 2006-OA2 CL 4-A-1B RATE 03.6816% MATURES 12/25/46 (Cusip:55275NAN1)	12,791,921.00	930,907.56	High Liquidity
576431AB6	MASTR ADJ RTE MTG TRUST SER 2007-1 CL I-2A1 RATE 02.5643% MATURES 01/25/47 (Cusip:576431AB6)	21,273,674.00	100,422.91	High Liquidity
57645NAQ3	MASTR ADJ MTG 2007-3 SER 2007-3 CL 2-2A2 RATE 02.6143% MATURES 05/25/47 (Cusip:57645NAQ3)	8,749,808.00	2,036,706.62	High Liquidity
57645NAT7	MASTR ADJ MTG 2007-3 SER 2007-3 CL 2-2A5 RATE 02.7443% MATURES 05/25/47 (Cusip:57645NAT7)	19,195,692.00	142,733.58	High Liquidity
59020UVQ5	ML MTG INVESTORS 2005-A3 SER 2005-A3 CL A-1 RATE 02.9697% MATURES 04/25/35 (Cusip:59020UVQ5)	18,963,398.00	62,401.73	High Liquidity
617487AC7	MORGAN STANLEY MORTGAGE LN TR SER 2006-16AX CL 2-A-2 RATE 02.5743% MATURES 11/25/36 (Cusip:617487AC7)	19,404,953.00	65,112.89	High Liquidity
61748HVE8	MORGAN STANLEY MORTGAGE LN TR SER 2006-2 CL 1-A RATE 05.2500% MATURES 02/25/21 (Cusip:61748HVE8)	20,690,656.00	355,773.45	High Liquidity
61749JAA4	MORGAN STANLEY MRTG LN TRUST SER 2006-7 CL 1-A RATE 05.0000% MATURES 06/25/21 (Cusip:61749JAA4)	18,639,202.00	123,376.78	High Liquidity
61753VAB8	MORGAN STANLEY CAPITAL SER 2007-HE4 CL A-2A RATE 02.5143% MATURES 02/25/37 (Cusip:61753VAB8)	19,671,230.00	19,349.23	High Liquidity
66988UAB6	NOVASTAR MORTGAGE SER 2006-MTA1 CL 2A-1A RATE 02.5943% MATURES 09/25/46 (Cusip:66988UAB6)	18,522,801.00	593,242.91	High Liquidity
68403BAF2	OPTION ONE MORTGAGE LOAN TRUSTSER 2007-FXD2 CL II-A-5 RATE 06.1020% MATURES 03/25/37 (Cusip:68403BAF2)	19,497,498.00	561,366.25	High Liquidity
73316PJD3	POPLR 2005-6 A-3 DUE 01/25/36 03.7969	21,450,697.00	285,957.60	High Liquidity
74514LDB0	PUERTO RICO COMWLTH HWY SER A B/E /R/	7,128,274.00	244,031.25	High Liquidity
751151AQ4	RALI 2006-QS12 SER 2006-QS12 CL IIA-11 RATE 05.0000% MATURES 09/25/36 (Cusip:751151AQ4)	24,084,648.00	199,476.75	High Liquidity
751155AA0	RESIDENTIAL ACCREDIT LOAN INC SER 2006-QS10 CL A-1 RATE 06.0000% MATURES 08/25/36 (Cusip:751155AA0)	21,171,980.00	366,991.89	High Liquidity
76110H2K4	RESIDENTIAL ACCREDIT LOANS INCSER 2005-QA3 CL NB-II RATE 04.9401% MATURES 03/25/35 (Cusip:76110H2K4)	20,148,662.00	331,531.75	High Liquidity
76110H2P3	RESIDENTIAL ACCREDIT LOANS INCSER 2005-QA3 CL NB-IV RATE 05.0750% MATURES 03/25/35 (Cusip:76110H2P3)	20,152,253.00	375,298.36	High Liquidity
76110H6P9	RESIDENTIAL ACCREDIT LOANS INCSER 2005-QA6 CL NB-II3 RATE 04.6644% MATURES 05/25/35 (Cusip:76110H6P9)	19,924,337.00	454,436.92	High Liquidity
76110HH85	RESIDENTIAL ACCREDIT LOANS INCSER 2004-QA6 CL NB-IV RATE 04.6693% MATURES 12/26/34 (Cusip:76110HH85)	19,593,751.00	301,512.00	High Liquidity
76110HZF9	RESIDENTIAL ACCREDIT LOANS INCSER 2004-QA4 CL NB-I RATE 05.2602% MATURES 09/25/34 (Cusip:76110HZF9)	19,426,050.00	863,849.04	High Liquidity
761118TD0	RALI 2006-QA1 AIII-1 DUE 01/25/36 05.7387	21,585,830.00	142,905.72	High Liquidity
761118TU2	RALI 2006-QA2 III-A1 DUE 02/25/36 05.8039	21,606,653.00	529,452.60	High Liquidity
76111XVJ9	RESIDENTIAL FDG MTG 2005-SA2 SER 2005-SA2 CL III-A2 RATE 04.6492% MATURES 06/25/35 (Cusip:76111XVJ9)	20,592,556.00	500,639.63	High Liquidity
785778JY8	SACO I TRUST SER 2005-WM2 CL M-1 RATE 03.2293% MATURES 07/25/35 (Cusip:785778JY8)	18,424,045.00	632,392.24	High Liquidity
785778MN8	SACO I TRUST SER 2005-9 CL M-1 RATE 03.0943% MATURES 12/25/35 (Cusip:785778MN8)	18,510,668.00	160,334.13	High Liquidity
785779AA7	SACO I TRUST SER 2006-6 CL A RATE 02.6643% MATURES 06/25/36 (Cusip:785779AA7)	18,668,588.00	825,497.91	High Liquidity
79548KXP8	SALOMON BROS MORT SECS 97-HUD2SER 1997-HUD2 CL A-WAC RATE 00.4068% MATURES 07/25/24 (Cusip:79548KXP8)	21,561,245.00	229,037.40	Not Classified by ICE
81744HAF0	SEMT SER 2007-1 CL 3-A1 RATE 04.2584% MATURES 01/20/47 (Cusip:81744HAF0)	19,615,007.00	352,705.43	High Liquidity
86358RR66	STRUCTURED ASSET SECS 2002-14ASER 2002-14A CL 2-A1 RATE 03.3690% MATURES 07/25/32 (Cusip:86358RR66)	18,379,664.00	32,849.43	High Liquidity
86359LSM2	STRUCTURED ASSET MORTGAGE INVSSER 2006-AR2 CL A-1 RATE 02.6343% MATURES 02/25/36 (Cusip:86359LSM2)	19,534,993.00	329,123.53	High Liquidity
86360JAE1	SAMI SER 2006-AR5 CL 2-A-1 RATE 02.6143% MATURES 05/25/36 (Cusip:86360JAE1)	21,169,910.00	72,452.09	High Liquidity
86360KAX6	STRUCTURED ASSET MORTGAGE INVSSER 2006-AR3 CL II-2A1 RATE 03.9879% MATURES 05/25/36 (Cusip:86360KAX6)	21,600,790.00	179,264.62	High Liquidity
86360UAC0	SAMI SER 2006-AR6 CL I-A-3 RATE 02.5943% MATURES 07/25/36 (Cusip:86360UAC0)	9,211,594.00	139,912.74	High Liquidity
929227ZX7	WAMU MTG CERT 2002-AR19 SER 2002-AR19 CL B-1 RATE 04.4584% MATURES 02/25/33 (Cusip:929227ZX7)	36,385,434.00	523,217.16	High Liquidity
92977TAA0	WACHOVIA MORTGAGE LOAN TR LLC SER 2006-A CL 1-A-1 RATE 04.3032% MATURES 05/20/36 (Cusip:92977TAA0)	20,715,902.00	883,105.09	High Liquidity
9393357Q2	WAMU SER 2002-AR9 CL I-B-1 RATE 03.7184% MATURES 08/25/42 (Cusip:9393357Q2)	20,476,100.00	196,663.67	High Liquidity
939336CT8	WAMU MTG CERT 2002-AR12 SER 2002-AR12 CL B-2 RATE 04.5691% MATURES 10/25/32 (Cusip:939336CT8)	20,153,348.00	177,969.02	High Liquidity
939336PM9	WASHINGTON MUTUAL 2003-AR1 SER 2003-AR1 CL II-A RATE 03.9409% MATURES 02/25/33 (Cusip:939336PM9)	9,176,203.00	31,835.14	High Liquidity
93934FJQ6	WASHINGTON MUT MTG PASS-THRU SER 2006-AR1 CL A-1A RATE 02.6543% MATURES 02/25/36 (Cusip:93934FJQ6)	20,449,360.00	15,394.01	High Liquidity
93935AAC6	WMALT SER 2006-AR5 CL 3A RATE 03.4216% MATURES 07/25/46 (Cusip:93935AAC6)	21,294,601.00	55,357.60	High Liquidity
93935LAB4	WMALT SER 2006-AR8 CL 2A RATE 02.8918% MATURES 10/25/46 (Cusip:93935LAB4)	21,659,368.00	69,786.33	High Liquidity
949802AD4	WFMBS SER 2003-I CL B-2 RATE 04.6869% MATURES 09/25/33 (Cusip:949802AD4)	36,410,019.00	75,595.94	High Liquidity